Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED SEPTEMBER 30, 2006

Results of operations – management discussion

(Percentage changes are based on the full numbers in the accompanying financial statements)

Quarter ended September 30, 2006 versus quarter ended September 30, 2005

Voyage Revenue

Voyage revenue was $115.2 million during the quarter ended September 30, 2006 compared to $63.9 million during the quarter ended September 30, 2005. The 80.3% increase was mainly due to the increase in the number of vessels in the fleet from an average of 25.9 vessels in the third quarter 2005 to an average of 37.1 vessels in the third quarter 2006 and the achievement of better hire and freight rates by our fleet.

Compared to the previous third quarter, the market enjoyed excellent trading conditions during this quarter both in the crude and product tanker sectors, due to the continuous increase in oil demand, which in the third quarter of 2006 was higher by over 1 million b/d compared to the same quarter last year. In addition, the shortage in refinery capacity close to the key consuming areas together with the build up of stocks in the U.S. kept product tanker rates at seasonally high levels.

TEN took advantage of this environment by placing most of its new deliveries on time charters with guaranteed employment at a minimum rate and the upside linked to market rates. In the third quarter of 2006, 80.5% of the fleet’s operating days were employed in market related charters compared to 58.9% in the third quarter of 2005.

Total productivity achieved by the fleet in the third quarter 2006 was 96.8% compared to 95.6% for the third quarter of 2005. The lost time related to the dry-dockings of Vergina II, which is being converted to double hull and Libra, which was sold in September 2006. Otherwise, almost all other vessels were 100% employed during the period.

The average time charter equivalent rate (TCE) per vessel for the quarter increased by 27.7% from $23,326 per day in the previous year’s third quarter to $29,779 for this third quarter. All tanker categories achieved significantly higher rates than the equivalent prior year quarter in a continuing strong market. VLCCs and aframaxes enjoyed the higher increases compared to the prior year third quarter, as follows (third quarter 2005 average TCE rates in parentheses) VLCCs earned an average $48,328 ($31,188), aframaxes $31,374 ($20,534). Suezmaxes and panamaxes also achieved very good rates, suezmaxes an average of $34,808 ($28,463), panamaxes $25,107 ($22,429).The newly acquired MR Handymax product carriers earned an average $23,792 and handysize product carriers earned $20,883 ($19,436). (TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter, we add a notional operating expense per day in order to render the bare-boat charter comparable to a time-charter).

Since the third quarter of 2005 VLCC’s were joined by La Prudencia, which together with La Madrina were chartered for 5 years in a time charter with a minimum guaranteed rate of $28,500 and profit sharing above $40,000. La Prudencia contributed in the third quarter a daily TCE of $54,758 or $5.1 million of voyage revenue.

The suezmaxes were joined by two newbuilding ice-class vessels Archangel and Alaska delivered in the first quarter of 2006. Both Archangel and Alaska were trading in the spot market earning an average TCE of $40,871 and contributing $11.7 million of voyage revenue.

Aframaxes earned a TCE 52.8% higher than the third quarter of 2005. This is mainly due to the addition of two 1A ice class LR aframaxes, Proteas, acquired in the second quarter of 2006, and Promitheas, acquired in mid August 2006. Both Proteas and Promitheas have been chartered for two years at a minimum rate of $29,900 and a 50% profit sharing on the upside earning on average a TCE of $30,933 or $4.8 million of voyage revenue for this quarter. Also, Olympia, which in the prior year third quarter was under time charter, entered the spot market earning a TCE of $39,050 compared to $19,500 in the prior year third quarter. Vergina II, the only remaining single hull of the fleet was in dry-docking for conversion to double hull and, therefore, did not generate any revenue for the quarter. Nevertheless, the performance of the existing vessels (without Tamyra which was sold in the fourth quarter of 2005) secured the overall strong performance of the category.

In the panamax category, Hesnes and Victory III, which were under dry-docking in the third quarter of 2005, achieved good rates in this quarter and Aztec which in the third quarter of 2005 was under time charter, was under period employment this third quarter contributing a TCE of $28,304 compared to $18,653 in the third quarter of 2005. Aztec was sold in October 2006.

The newly acquired MR handymax 1A ice class product carriers achieved an average TCE of $23,792 contributing with $15.1 million of voyage revenue. All operated throughout the quarter. All were on time charter with profit share, except for the Ariadne and Apollon that operated for part of the period in the spot market before entering the time charters.

The handysize product carriers were joined by the acquisition in the second quarter of 2006 of Delphi and the 1A ice class Antares. Delphi was on time charter at $20,200 per day up to the end of the third quarter which was subsequently extended for another two years at $25,250 per day. Antares has been fixed up to 2009 on a time charter with a guaranteed minimum of $15,000, up to $20,000 on account of TEN and a 50% profit sharing in the upside. For the third quarter, the two vessels contributed an average TCE of $18,825 or $3.5 million in total of revenue. Libra and Crux, the only double side-single bottom vessels in the fleet, were sold in the third quarter realizing a capital gain of 13.3 million.

Commissions

Commissions were $4.0 million, or 3.5% of revenue from vessels during the quarter ended September 30, 2006, compared to $2.5 million, which was 3.9% of revenue from vessels for the quarter ended September 30, 2005. Commissions as a percentage of revenue are lower this quarter as certain new time charters have lower commission rates than the charters expired.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time and bare-boat charters they are borne by the charterer. For vessels trading under a pool arrangement, allocation of revenue to pool members is determined after accounting for total voyage expenses by the pool managers.

Voyage expenses were $17.6 million during the quarter ended September 30, 2006, compared to $11.6 million during the prior year’s Quarter 3, a 52.4% increase. Total operating days on spot charter and contract of affreightment actually increased from 885 days in the third quarter of 2005 to 1,517 days in the third quarter of 2006, a 71% increase. Bunker costs also increased by 11.5% between the two respective third quarters.

Charter hire expense

The Company charters-in the aframax Olympia, and the suezmaxes, Cape Baker and Cape Balboa. Charter hire expense was $6.1 million in the third quarter 2006 and $6.1 million in the third quarter 2005. The Company exercised its option to repurchase Olympia at the end of the year for $31 million (current market value of the vessel is over $60 million). The actual handing back of the vessel will take place in January 2007. The $2.6 million deferred gain that is presented on the face of the Company’s balance sheet will be accounted for as a reduction of the repurchase price.

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communications costs. They are borne by the Company for all vessels of the fleet excluding for the one vessel on bare-boat charter and excluding the three vessels which are chartered-in. Total operating costs were $19.8 million during the quarter ended September 30, 2006 and compared to $12.5 million during the quarter ended September 30, 2005, a 58.7% increase. Available days of vessels bearing operating expenses increased by 1,029 days from 2,018 to 3,047 days, a 51% increase.

Average vessel operating expenses per ship per day for the fleet were $6,470 for the quarter ended September 30, 2006, a 4.9% increase from the $6,165 for the quarter ended September 30, 2005. Part of the increase is due to increased repairs and maintenance expenses, higher lubricant cost and the weakening of the dollar against the Euro over the previous year’s quarter. Approximately 25% of the Company’s operating expenses are in Euro, mainly in respect to Greek officers on the vessels. However, costs have been held to reasonable levels due to the sale of older vessels and the introduction of more cost efficient new vessels since the third quarter of 2005, the daily operating expenses per vessel in the third quarter 2006 being the lowest quarterly average of the four quarters since September 30, 2005.

Depreciation

Depreciation was $16.6 million during the quarter ended September 30, 2006 and $9.2 million during the quarter ended September 30, 2005. The increase represents the replacement of older vessels with modern new buildings with a higher book value.

Amortization of deferred charges

We amortize the cost of dry-docking and special surveys over the period to the next dry-docking and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During the quarter ended September 30, 2006, amortization of deferred drydocking charges was $1.1 million and $1.0 million during the quarter ended September 30, 2005. A further $1.8 million of deferred charges has been expensed as part of carrying cost of the vessel Libra, which was sold during the third quarter.

Management fees

Management fees are the fixed fees per vessels the Company pays to Tsakos Energy Management Ltd. under a management agreement between the companies. This fee is $18,000 per month for owned vessels and $12,500 per month for the three chartered in vessels. Management fees on operating vessels totaled $2.0 million for the third quarter of 2006 and $1.4 million for the third quarter of 2005. The increase is a result of the increase in the number of vessels. A further $0.5 million in management fees relating to vessels under construction has been capitalized as pre-delivery costs of those vessels.

General and administrative expenses

G&A expenses consist primarily of independent directors’ fees, professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, and travel-related expenses. General and administrative expenses were $0.65 million during the quarter ended September 30, 2006 compared to $0.85 million during the previous year third quarter, a decrease of 23.4%.

The sum of these expenses, together with the management fees payable to Tsakos Energy Management Ltd., represents the overheads of the Company. On a per vessel basis, daily overhead costs were $767 for Quarter 3, 2006 compared to $928 for the third quarter of 2005, a 17.3% decrease. The decrease is mainly due to lower professional fees, and lower other general expenses due to economies of scale derived from the larger fleet.

Amortization of the deferred gain on sale of vessels

In the last quarter of 2003, the Company sold two suezmaxes in a sale and leaseback transaction. The total gain of $15.8 million has been deferred and is being amortized over five year minimum charter period. The amortization of this gain amounted to $0.8 million for both third quarter of 2006 and 2005.

Gain on the sale of vessel

In the third quarter of 2006 the company sold the 19-year old handysize double side-single bottom vessels Libra and Crux for total proceeds of $32.3 million realizing a capital gain of $13.3 million. Also, the company agreed to sell the panamax vessel Aztec and 49% of the holding company of the vessels Maya and Inca as part of a strategic alliance. The sale of Aztec was completed in October 2006 with a capital gain of approximately $25 million. The sale of shares in the holding companies of Maya and Inca will be completed in November 2006 and the company will realize a capital gain of approximately another $25 million. Aztec was transferred to assets held for sale since August 2006.

There were no sales of vessels in the third quarter of 2005.

Operating income

As a result of the reasons stated above, income from vessel operations was $61.4 million during the quarter ended September 30, 2006 versus $19.7 million during the quarter ended September 30, 2005, representing a 211.2% increase.

Interest and finance costs

Interest and finance costs increased from $2.1 million for the quarter ended September 30, 2005 to $18.4 million for the quarter ended September 30, 2006. This is the most significant cost variance for this quarter and is mainly due to the increase of the average loan balances from $427 million in the third quarter of 2005 to $1.1 billion in the third quarter of 2006. The above interest and finance cost net amounts are analyzed as follows:

Loan interest expense increased from $4.9 million to $16.5 million, mainly due to increases in the amount of average loans and the increase in interest rates payable on loans from an average of 4.6% to 5.9%.

In addition the valuation of non hedging interest rate swaps resulted in a loss of $4.9 million compared to a gain of $0.4 million in the prior year’ third quarter. (In the second quarter of 2006, there was a gain in valuation of $5 million).

In the third quarter of 2006, there were charges of $0.8 million of actual interest on the interest rate swaps compared to $0.2 million interest received in the equivalent prior year quarter.

Also, the third quarter of 2005 realized a gain of $1.3 million relating to the full amortization of a 1999 interest rate swap gain due to the repayment of its related loan. There was no similar gain in the third quarter of 2006.

The above charges were offset by capitalized interest, which was $3.7 million in the third quarter of 2006, compared to $1.4 million in the previous year’s equivalent quarter. The increase is due to accumulated yard advances for the Company’s extensive new-buildings program and a higher interest rate applied.

Interest income

Interest income, which includes income from bank deposits and investments, was $1.6 million during the third quarter of 2006 and $1.8 million during the quarter ended September 30, 2005, due to slightly lower average bank deposits and investments, which was offset by the higher interest rates in Quarter 3, 2006 and lower unrealized investment income of $0.4 million compared to $0.6 million in the prior years equivalent quarter.

Net Income

As a result of the foregoing, net income for the quarter ended September 30, 2006 was $44.5 million, compared to $19.2 million for the third quarter, 2005, a 132.1% increase. Diluted earnings per share were $2.33 based on 19,057,245 weighted average number of diluted shares in the third quarter 2006, compared to $0.98 based on 19,659,543 weighted average number of diluted shares in the third quarter 2005.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe that, unless there is a major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through September 30, 2007, taking into account both our existing capital commitments and the minimum debt service requirements as defined by our bank loan covenants.

Net current assets amounted to approximately $104.2 million at September 30, 2006 compared to $82.4 million as at September 30, 2005. The increase is due to higher cash balances and the vessel Aztec being considered as held for sale, offset by higher dividend payable and accrued interest. Total cash balances (including restricted cash) as at September 30, 2006 amounted to $141.5 million.

Net cash provided by operating activities was $64.8 million in the quarter ended September 30, 2006 compared to $21.9 million in the previous year, a 196% increase. The increase is mainly due to increased income generated from operations and higher depreciation charges.

Expenditure on dry-dockings is deducted from cash generated by operating activities. Total expenditure during the quarter on dry-dockings amounted to $2.1 million compared to $5.5 million in the previous year’s quarter. The expenditure relates to dry-docking expenses paid for Opal Queen, Libra and Vergina II.

Net cash used in investing activities was $35.2 million for the quarter ended September 30, 2006, compared to $44.1 million for the quarter ended September 30, 2005. $28.5 million relates to the payments for the delivery of the ice-class LR aframax Promitheas. A further $47.4 million was paid as further yard installments for other vessels as part of the new building program. (As at September 30, 2006, the Company had under construction fifteen vessels, with a contract value of $990 million of which $270 million had been paid by September 30, 2006.)

In the third quarter of 2006, the Company had a 1.5 year structured note linked to the Nikkei 225 which was purchased for $5.0 million in the second quarter of 2006 and two other 3-year capital guaranteed notes the first linked to the USD 6 month LIBOR and the second linked to DJ EuroStoxx 50. Also, the company has invested $5.0 million in an 8% interest-bearing bond in a publicly quoted company listed on the Oslo Bors. All the above investments are valued each quarter and any changes are accounted for through earnings. The structured notes linked to the Nikkei and Eurostoxx 50 were sold in Quarter 4, 2006.

Net cash from financing activities was $29.3 million in quarter ended September 30, 2006, compared to $20.2 million in the quarter ended September 30, 2005. Proceeds from new bank loans in the quarter amounted to $30 million in relation to the newly delivered 1A ice class LR aframax Promitheas. Scheduled loan repayments amounted of $2.4 million. In the quarter ended September 30, 2005 proceeds from new loans amounted to $166 million in relation to the new delivered suezmax Euronike, ($41 million) and a new facility of $125 million. Scheduled loan repayments in Quarter 3, 2005 amounted to $10.2 million, and a prepayment of a loan amounted to $122 million.

During the nine month period ended September 30, 2006, the Company re-purchased over 131,000 shares in the open market in the buy-back programs at a cost of approximately $4.7 million. No shares were purchased in the third quarter of 2006. In the prior year the company had re-purchased 1,016,790 shares at a cost of $37.8 million. The shares were cancelled in accordance with Bermudan regulations.

A $1.25 dividend for the fiscal year 2006 was declared in September 2006 and was paid on October 26, 2006. The total amount paid was $23.8 million. The dividend policy of the Company is to pay, depending on cash availability and requirements, between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year in October based on expected earnings and cash requirements, and the final portion in April of the following year based on final earnings and cash requirements.

Total net debt outstanding increased from $433.5 million at the beginning of the year to $1.1 billion by the end of the quarter. The average debt to capital ratio was approximately 62.2% by September 30, 2006 (compared to 45.1% at the end of the third quarter 2005) or 59.0% on a net of cash basis. The total notional amount of loans covered by interest rate swaps was $591 million or 53% of the total.